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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON,  DC 20549


                                       FORM 6-K

                               REPORT OF FOREIGN ISSUER
                         PURSUANT TO RULE 13a-16 OR 15d-16 OF
                         THE SECURITIES EXCHANGE ACT OF 1934



                                For  DECEMBER 8, 1998

                                QUEBECOR PRINTING INC.
-------------------------------------------------------------------------------
                   (Translation of Registrant's Name into English)

              612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
-------------------------------------------------------------------------------
                       (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                    Form 40-F   X
         -----                                         -----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                      No  X
   -----                   -----


                                                                   PAGE 1 OF 4

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                                   PRESS RELEASE OF
                                QUEBECOR PRINTING INC.
                                FILED IN THIS FORM 6-K


December 8, 1998 (# 26\98)






                                                                   PAGE 2 OF 4

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                        [QUEBECOR PRINTING INC. LETTERHEAD]

December 8, 1998

FOR IMMEDIATE RELEASE

           QUEBECOR PRINTING STRENGTHENS FINANCIAL MANAGEMENT TEAM

MONTREAL -- As Quebecor Printing's sustained international growth has created increasingly complex financial operations, Charles G. Cavell, President and Chief Executive Officer of Quebecor Printing announced today the following organizational changes to the Company's current financial structure to enhance its ability to manage.

Christian Paupe is appointed Executive Vice President and Chief Financial Officer of Quebecor Printing effective January 4, 1999. Mr. Paupe comes to Quebecor Printing from Levesque Beaubien Geoffrion where he held the position of Senior Executive Vice President and Director. Mr. Paupe has also served in a variety of senior financial positions with companies such as Southam and Bell Canada International. He will be responsible for all aspects of Quebecor Printing's financial planning and operations as well as be the Company's primary interface with the capital markets.

Guy Turgeon is appointed Vice President, Finance and Accounting. Mr. Turgeon will be responsible for global financial reporting, systems and procedures, areas of critical importance to the Company's operations in 14 countries.

Mr. Cavell also announced the creation of two new positions in the areas of global fiscal management and financial systems and procedures. These positions will be filled at a later date.

"These organizational changes come at an important point in the development of our company," said Mr. Cavell. "Continuous international growth demands continuous strengthening of the management team. This is a fundamental requirement in order to meet and exceed shareholder expectations."

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI), a diversified global commercial printing company, is the largest commercial printer in Canada and one of the largest in the United States, Europe and South America. The Company is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing, related services, CD-ROM mastering and replicating, directories as well as bonds and banknotes. The Company has over 28,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                       - 30 -

For more information :

John Paul Macdonald
Director Communications
Quebecor Printing Inc.
Tel. (514) 954-0101
     (800) 567-7070


                                                                   PAGE 3 OF 4


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                                      SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         QUEBECOR PRINTING INC.
0


                         By:    (s)  PHILIPPE MONTEL
                              --------------------------------------
                         Name:       Philippe Montel
                         Title:      Vice President, Legal Affairs
                                     and Secretary


Date: DECEMBER 9, 1998


                                                       PAGE 4 OF 4